UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Simpson Manufacturing Co., Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-13429	94-3196943
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

5956 W. Las Positas Boulevard, Pleasanton, CA 94588

 (Address of principal executive offices) (Zip code)

 Brian J. Magstadt, (925) 560-9000
 (Name and telephone number, including area code, of the person to contact in connection with this report)
________________________________________________________________________________________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period January 1 to December 31, 2018

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Simpson Manufacturing Co., Inc. (the “Company”), principally through its wholly-owned subsidiary, Simpson Strong-Tie Company Inc., designs, engineers and is a leading manufacturer of wood construction products, including connectors, truss plates, fastening systems, fasteners and pre-fabricated lateral systems used in light-frame construction, and concrete construction products used for concrete, masonry, steel construction and for concrete repair, protection and strengthening, including adhesives, chemicals, mechanical anchors, carbide drill bits, powder actuated tools and fiber reinforced materials. The Company markets its products to the residential construction, light industrial and commercial construction, remodeling and do-it-yourself markets. The Company also provides engineering services in support of some of its products and increasingly offers design and other software that facilitates the specification, selection and use of its products.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2018 (the “Covered Period”) contained cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (collectively, the “Designated Minerals”) necessary to the functionality or production of such products. The Company evaluated its products and determined that the Designated Minerals were only necessary to the functionality or production of a small number of its several thousand products. The Company does not source any Designated Minerals directly from any smelters or refineries, but rather receives the Designated Minerals for its applicable products through intermediaries. The Company has conducted, in good faith, a reasonable country of origin inquiry to determine whether any of the Designated Minerals contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s inquiry was reasonably designed to determine whether any of the Designated Minerals originated in the Covered Countries and whether any of the Designated Minerals may be from recycled or scrap sources, taking into consideration the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas approved by the Organization for Economic Co-operation and Development. The Company’s inquiry included internal inquiries of the Company's personnel who would know the elemental or chemical composition of the Company’s products to determine if the Designated Minerals were necessary for the products’ functionality or production and identified the use of the Designated Minerals; the Company then traced each use of the Designated Minerals to a specific supplier. All suppliers of Designated Minerals were contacted. The Company required all suppliers of Designated Minerals to certify the source of the Designated Minerals that were in the Company’s supply chain during the Covered Period. The Company obtained all such certifications. Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that it has no reason to believe that the Designated Minerals, necessary for the functionality or production of the Company’s products for the Covered Period, may have originated in the Covered Countries or may not be from recycled or scrap sources. As a result, the Company believes that, pursuant to Rule 13p-1, a Conflict Minerals Report defined thereunder is not required for the Covered Period.

A copy of the Company's Conflict Minerals Disclosure is publicly available at www.simpsonmfg.com.

Item 1.02 Exhibit
Not Applicable.

Section 2 - Exhibits

Item 2.01 Exhibits
Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc.
(Registrant)

Date:	May 20, 2019	By	/s/ Brian J. Magstadt
Brian J. Magstadt
Chief Financial Officer

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